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October 10, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:   John Grzeskiewicz, Division of Investment Management

Re:	ALPS ETF Trust
File Nos. 333-148826, 811-22175

Dear Mr. Grzeskiewicz:

Thank you for your comments regarding Post-Effective Amendment No. 207 to the registration statement on Form N-1A for ALPS ETF Trust (the “Trust”), relating to the ALPS STOXX Europe 600 ETF (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2014. Below, we summarize the comments from the staff of the Commission (the “Staff”) provided by you to Dechert LLP, describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 211 to the Trust’s registration statement (the “Amendment”), which will be filed via EDGAR on or about October 10, 2014.

Prospectus Comments

Comment 1.

On page two under “Principal Investment Strategies,” please clarify the description of the STOXX® Europe 600 Index (the “Underlying Index”). In particular, please explain the criteria used to select the “largest” 550 stocks and the “largest” 50 stocks remaining for inclusion in the Underlying Index.

Response 1: The disclosure has been revised accordingly.

Comment 2.	Please confirm that disclosure required by Item 8 of Form N-1A, which relates to financial intermediary compensation, is not required for the Fund.

Response 2: Confirmed.

Comment 3.

On page nine under “Secondary Investment Strategies,” please revise the prospectus to clarify that, as a principal investment strategy, the Fund will normally invest at least 80% (rather than 90%) of its net assets in component securities that comprise the Underlying Index.

Response 3: The disclosure has been revised accordingly.

October 10, 2014 Page 2

Statement of Additional Information Comments

Comment 4.

Please ensure that if any investment practices that are discussed in the Statement of Additional Information could be considered material or might affect an investor’s decision to invest in the Fund, then such practices are also included in the prospectus.

Response 4: Comment acknowledged.

*   *   *   *   *   *   *   *

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669. Thank you.

Best regards,

/s/ Jeremy Senderowicz